UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note: Due to a clerical error, the Form 6-K was filed with a draft version of the press release. The final version of the press release, including the dial-in information for the investor conference call, is attached.

On April 15, 2020, the Company issued the Press Release attached hereto as Exhibit 99.1.

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description

99.1	Press Release, dated April 15, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

By:	/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Executive Vice President and General Counsel

Date: April 15, 2020